HCA
Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

Exhibit (a)(5)(F)
HCA
Moderator: Vic Campbell
October 25, 2005
8:30 a.m. CT

Operator:	Good day everyone and welcome to the HCA third quarter earnings release conference call. Today’s call is being recorded.

At this time for opening remarks and introductions, I would like to turn the call over to the Senior Vice President, Mr. Vic Campbell. Please go ahead, sir.
Victor Campbell:	Dustin, thank you. Good morning to everyone on today’s call and also to those of you who are listening to our Webcast.

This morning, we released our third quarter results, 62 cents per diluted share. That was in the middle of the previous guidance we issued on October 13th of 61 to 63 cents per share.

With me this morning, as usual, Jack Bovender, our Chairman and CEO, Richard Bracken, President, Chief Operating Officer, Milton Johnson our CFO and Mark Kimbrough, Vice President of Investor Relations, and then most of the other senior officers of the company that are based here in Nashville are with us as well.

Let me remind all of you that today’s call will contain some forward-looking statements based on management’s current expectations. Numerous risks, uncertainties and other factors may cause

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

actual results to differ materially from those expressed in our forward-looking statements. These factors are listed in our press release, and they’re also contained in our various SEC filings, which I encourage you to take a look at.

Many of the factors that will determine the company’s future results are beyond the ability of the company to predict or to control. In light of the significant uncertainties inherent in the forward-looking statements, you should not place undue reliance on the statements. And the company undertakes no obligation to revise or update any forward-looking statements whether as a result of new information or future events.

I also want to remind you the call is being recorded and replays of the call will be available later today.

I’d draw your attention to just one schedule that we have been including in this year’s quarterly releases, that’s — I guess two schedules — page 10 and 11 of today’s press release is entitled supplemental non-GAAP disclosures. This provides a quarterly and a year-to-date comparison of reported GAAP results to certain operating data that’s been adjusted for the impact of the company’s discount policy for the uninsured, which we initiated January 1, 2005. I think you’ll find this particularly helpful as you try to compare year-to-year costs as a percentage of net revenues. It’s probably a better way to look at year-to-year changes.

I’ll now turn the call over to Jack Bovender.

Jack Bovender:	Thank you, Vic, and good morning everyone.

The third quarter, once again, presented extreme challenges for many of our employees, physicians and their families as three major hurricanes made landfall either directly or in close proximity to our hospitals. The personal dedication and sacrifice made by our employees and

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

physicians in these affected areas goes beyond words. The many letters of thanks I have received are a testament to the selfless acts by so many in extremely trying conditions. I am extremely proud to be associated with such heroic and dedicated individuals.

As I have stated, the personal devastation created by these disasters is far more significant than the company’s property losses. To assist those employees displaced during this difficult period, HCA has donated $4 million to the HCA Hope Fund, a fund created to help HCA employees in times of crisis. In addition to the company donations, we have received additional donations from the St. David’s Foundation in Austin, Texas, The Rapides Foundation, Meditech, a company that provides HCA with clinical information technology systems, and HCA employees, physicians and others who have, in total, donated approximately $1.2 million to assist HCA employees. So far, approximately $4.3 million has been given to over 2,400 employees for direct relief. A committee of employee volunteers reviews these applications and allocates an amount for each recipient.

The company has also donated $1 million to the American Red Cross to provide assistance to those impacted by hurricane Katrina.

So let me update you on the latest hurricane, Wilma. Our preparation in Florida ranged from Tampa Bay to Fort Myers on the west coast and St. Lucie County to Miami on the east coast. The 20 hospitals in this area have now weathered the storm and are all operational. We are assessing the impact on our operations, but it is clear, the operating teams have done an outstanding job of maintaining service in these storm battered communities.

Moving on to the company’s operations. On October 13th, the company announced that the Board of Directors had authorized the repurchase of up to $2.5 billion of the company’s common stock.

We are offering to purchase up to 50 million shares at a price not greater than $50 per share not less than $43 per share. The tender offer is consistent with the company’s commitment to enhancing shareholder value and reflects our confidence in the long-term future of HCA.

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

This year, as in past years, HCA management, with the assistance of outside advisors, undertook a review of the company’s strategic plan. More specifically, it’s use of cash flows from operations for, among other things, capital expenditures, acquisitions, debt repayment, dividends, share repurchase, along with a variety of other alternatives for use of or investment of the company’s financial resources. Based upon this review, and with the recommendation of management, a decision was made by the board to increase the company’s financial leverage to fund the tender offer.

We believe this is a prudent use of the company’s financial resources and an effective means of providing value to our shareholders.

The company’s ability to invest in its existing markets, we believe, should not be hindered by the announced tender offer. We have invested over $7.5 billion during the past five years and would expect to finish 2005 with approximately $1.5 to $1.6 billion of capital invested in our facilities.

Capital expenditures in 2006 should be approximately $1.8 billion. Some of these dollars are specifically focused upon expanding the company’s freestanding outpatient services as well as the construction of new hospitals such as three recently announced hospitals, one in a suburb of Houston, another hospital in the suburban community of Salt Lake City, Utah, and finally a facility being built with our Methodist partners in San Antonio. These hospitals should be opening in 2007 or 2008.

Before I conclude, let me update you on the progress of the hospital sales which are underway. As previously announced, we have signed agreements to sell five hospitals to LifePoint Hospitals and five hospitals to Capella, a newly formed Nashville based hospital company. We believe the five hospital transaction to Capella will be closed by the end of December. However, the LifePoint transaction, most likely, will not occur until the first quarter of 2006 due to legal

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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challenges that have been filed in West Virginia over the sale. These dates are obviously subject to change, and we will try to keep you updated as they progress.

Now let me turn the call over to Richard to talk about operations.

Richard Bracken:	Thanks, Jack, and good morning. Before I discuss our overall third quarter operating results, let me take a few moments to comment on the hurricanes in Louisiana and Texas, Katrina and Rita, and their effects on third quarter operations. Also let me add to Jack’s thoughts regarding the incredible work and sacrifice made by our team, especially as it relates to Katrina and dealing with the dire situation both during and following the event.

With so much being said in the press today about who did or didn’t do all that was supposed to be done, I can say without hesitation that our team’s performance was extraordinary and exceeded anyone’s possible expectations. It’s comforting to know we have such dedicated people as part of our organization.

Unfortunately, dealing with hurricanes is a drill that we are becoming all too familiar with, including Wilma this past weekend and currently. In case you’ve lost count, during the last 14 months we’ve had to cope with nine major hurricanes, which have affected either directly or indirectly many of our markets.

In addition to the obvious problems these hurricanes cause to the community residents and to specific hospitals, they make financial and operational comparisons between periods difficult. They significantly complicate our ability to forecast the affected market’s future performance, and they distract management from pursuing normal business activities. These collateral complications just add to the storm’s destructive effects.

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

As you know, New Orleans and Gulfport, Mississippi were at the center of hurricane Katrina’s impact, which created the most significant devastation during this year’s third quarter. While Rita was also disruptive to the Houston and surrounding areas, our hospitals there were only affected for a short period of time and were able to rebound very quickly.

The good news is that with the exception of Tulane, which includes our DePaul Behavioral Health Center, all of our hospitals in Louisiana, Mississippi, Texas and Florida, including Wilma’s effects, are all operational. Some facilities in Florida do have wind and water damage and are on emergency power due to Wilma, but only Tulane Medical Center is closed.

You might recall that our Tulane Medical Center is operated in a partnership with Tulane University, which also is not yet operational in the New Orleans area.

All future decisions regarding the medical school and the hospital will be made in concert with our partner over the next month. At this point, it’s just too early to declare what will happen. Currently the facility is undergoing cleaning, repair and restoration, and our best guess is that it will reopen at some level in the first half of next year.

Damages attributable to both hurricanes Katrina and Rita in forms of property loss and business interruption loss, will, prior to insurance recoveries, approach $200 million over the next 12 month period. Obviously we are insured against such loss, and net of insurance recoveries, cost incurred for the quarter, that is our deductible, is $33 million or five cents per diluted share.

Regarding Wilma, it’s too early to determine the extent of any damages, and of course, this would be a fourth quarter expense. It’s interesting to note that over the past 14 months we’ve taken almost $75 million of hurricane related charges net of insurance recoverables.

HCA
Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

From a statistical perspective, although the third quarter storms created significant dislocations and disruptions in the affected areas, the company’s consolidated volume metrics in the quarter were not significantly affected. Even though our storm preparations call for forced reductions of census and in some cases evacuations of hospitals several days before a storm hits, plus the rebuild period, the amount of census in these markets at any given time is a relatively small percentage of HCA’s overall census level. Accordingly, for the third quarter, the effects of the hurricanes on volume metrics is minimal.

What is more difficult to judge is the longer-term effect these and other storms might have on the general economy of the Gulf Coast and Florida areas. If there are significant population decreases or relocations or business closings or a rise in unemployment levels, then the long-term run rate effect might be more problematic. For now, these issues are unknown, and what we do know is that our overall third quarter volume results were not materially affected.

Please note that Tulane Medical Center, DePaul Behavioral Health Center and Lakeside Hospital, which is partially reopened, have been removed from our same facility statistics for the third quarter and will continue to be excluded until they are reopened.

Overall, the way I view the third quarter is that for the most part it was consistent with the trends we have been recently reporting. Patient volumes were soft with significant variations in growth rates by month and among our various markets. Revenue indicators as well as overall expense management remain favorable. We did experience an increase in both the number of uninsured and bad debt levels in the quarter.

Considering all of this, third quarter net income grew 10 percent, excluding a $12 million impairment charge in 2004 and a tax benefit of $22 million in the current quarter.

HCA
Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

Reported same facility admissions declined .7 percent in the quarter while same facility equivalent admissions, which reflects both inpatient and outpatient activity, increased 1.1 percent. It’s interesting to note that during the quarter, equivalent admission growth rates were minus 2.4 percent, plus 3.9 percent and plus 1.9 percent for July, August, and September respectively. Once again, a fairly significant variance from month to month.

Markets that experienced favorable equivalent inpatient growth rates, say greater than 1.5 percent, were Dallas-Fort Worth at 3.6 percent, Oklahoma at 5.3 percent and north central Florida at 5.1 percent.

Markets with slower than average equivalent patient growth rates include Houston at minus 3.2 percent, Southwest Virginia at minus four percent and Hernando Pasco County in the Tampa area, minus 3.5 percent.

In general, when we look at the reasons for variation and growth rate by market, aside from the hurricane effects, we boil them down to two major issues. First, a reduction in rehab and skilled care volumes due to both unit closures and changes in Medicare regulations. In fact, both admissions and adjusted admissions growth rate would increase 50 basis points for the quarter if we exclude these distinct part units.

Second, a decrease in the number of cardiology related admissions due to the credentialing decisions that we have made, increased competition in the marketplace as well as the general softening of cardiac admission rates.

One area where the storm’s impact was noted was in the outpatient sector, while emergency room visits increased 3.7 percent for the company as a whole, in Louisiana, emergency room visits increased at a rate of 9.7 percent.

HCA
Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

Outpatient surgeries in Houston, Corpus Christi and Louisiana markets, or those markets in the hurricane strike zone, as you would expect, were adversely affected and declined by 22 percent for the month of September. In preparation for hurricane Rita, we closed five free standing surgery centers for a number of days. Because of their smaller volume base, these closures didn’t negatively affect our composite numbers.

I’ll leave the discussion of revenue, uninsured and bad debt issues to Milton in a moment, but let me say a few words about our managed care agenda and expense management.

Currently over 75 percent of our managed care contracts for 2006 have now been renegotiated with rate increases consistent with our expectations, that is with increases averaging between six and seven percent. And from a cost perspective, excluding bad debt expense, expense management in the quarter was exceptional. Most notably labor costs, even considering added costs due to the storms was skillfully managed by our facilities on almost every indicator-productivity, contract labor, average hourly rates-improvement was noted over the prior year.

Salaries and benefits expressed as a percentage of revenues, adjusted for the increase in uninsured discounts, was 39.6 percent, down 100 basis points from last year’s third quarter. Similarly, supply costs for the quarter adjusting for uninsured discounts, express as a percentage of revenues was 16.1 percent compared to 16.7 percent last year, one of the best quarterly comparisons in some time. In fact, supply costs per equivalent admission increased only 3.7 percent for the quarter.

As you might have noticed, several weeks ago we announced that we were making some adjustments to our organizational structure, more specifically we were creating a third operating group and several new divisions and markets in our infrastructure. Our thinking behind this was really very simple. As we continue to execute a very focused operations agenda built around patient safety, growth and efficiency initiatives, the three group structure creates capacity or

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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lessens the span of control for our senior leaders. This helps assure that we can resource solutions more thoroughly, troubleshoot barriers and generally affect change more quickly. Three groups allow for a greater number of hospital and regional managers to interface with senior management, which will improve communications. We believe it will promote better execution of our growth agenda and infuse both major markets and our smaller markets with renewed focus and resources.

And finally, our outpatient development agenda continues to get good traction. Since the third quarter of last year, we have purchased or developed a majority interest in 23 imaging centers, three cancer centers and eight ambulatory surgery centers. Our pipeline for outpatient growth remains active, and I would estimate adding eight to 10 surgery centers and 15 to 25 imaging centers by the end of 2006.

And for the third quarter, operations in Kansas City continue to perform well and was one cent accretive to earnings.

Before I conclude my comments, let me welcome Paul Rutledge and Russ Harms, newly named Central Group President and Chief Financial Officer and Don Stinnett, newly appointed Eastern Group Chief Financial Officer. All are long-term members of our operating team and we’re delighted to see them in their new roles and have them participate in this call.

And with that, over to you Milton.

Milton Johnson:	Thank you, Richard, and good morning. As Richard just described, same facility adjusted admission growth overall was soft during the quarter, at 1.1 percent. However, even with lower volume growth, same facility revenue grew 4.6 percent compared to the third quarter of last year. Adjusting for uninsured discounts, same facility revenue grew 8.7 percent. Strong per unit pricing growth is one of the positives this quarter.

HCA
Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

Same facility revenue per adjusted admission increased 3.4 percent over last year’s third quarter. Adjusting for uninsured discounts, net revenue per adjusted admission increased 7.6 percent, the best growth rate since the first quarter in 2003.

During the quarter, we continued to see solid growth in same facility Medicare net revenue per adjusted admission of 5.7 percent and same facility managed care net revenue per adjusted admission of 8.5 percent over the third quarter in 2004.

If you recall, last year during the third quarter, we referenced lower acuity in our managed care admissions as a reason for a slowing growth rate in managed care per unit growth. No doubt that some of this year’s managed care growth rate is attributable to favorable prior year comparables. The case mix index for managed care increased 1.6 percent in this year’s third quarter over a year ago.

For the nine months ended September 30, 2005, our year-to-date managed care net revenue per adjusted admission growth is 6.2 percent.

During the quarter, same facility admission changes by payer are as follows. Medicare decreased 3.4 percent. If you adjust the loss of rehab admissions during the quarter, the decrease would be 2.5 percent. Medicaid increased 3.6 percent. Managed care and other decreased 1.5 percent, and uninsured charity increased 15 percent.

Now turning to expenses. As Richard stated, aside from bad debt expense, expense management was exceptional. On a same facility basis, salary, wages and benefits increased 4.6 percent per adjusted admission. The average wage rate increased 4.8 percent over a year ago and remains consistent in the trends over the past two and one half years.

HCA
Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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Supply costs per adjusted admission increased 3.7 percent over the same period last year. Medical device expense per adjusted admission increased 5.9 percent compared to an 18 percent growth rate last year. Pharmacy expense per adjusted admission increased 1.8 percent in the quarter compared to a seven percent growth rate last year. We’re certainly pleased with the effectiveness of our supply cost initiatives in the quarter.

Next, a few comments regarding bad debt expense in the quarter. Bad debt expense was 618 million or 10.3 percent of net revenue. Adjusting for uninsured discounts, bad debt expense was 859 million or 13.7 percent of net revenue compared to 688 million or 11.9 percent of net revenue last year.

On a same facility basis, uninsured charity admissions grew 15 percent over last year’s third quarter or approximately 3,000 admissions. This is the highest growth experienced since the second quarter of 2004. As expected, we saw high growth in New Orleans and other Louisiana hospitals and the Houston market. But we also saw significant growth in several Florida markets as well as the Nashville market. In fact, we saw at least double-digit growth in uninsured charity admissions in over half of our markets during the third quarter.

Excluding Texas, Louisiana and Mississippi from uninsured admissions from both periods, uninsured admissions were 13.9 percent greater than last year’s third quarter.

Now moving to cash flow. Cash flow from operations was 943 million compared to 1.056 billion last year’s third, during last year’s third quarter. Last year’s cash flow benefited from a $150 million reduction in tax payments related to the tax benefits from the 2003 government settlement payment.

Cash collected as a percent of adjusted net revenue, that is 60 days trailing net revenue less bad debt expense, was 102 percent in the quarter.

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

Days in accounts receivable were 48 at the end of the quarter. In closing, a few comments regarding the tax benefit recorded this quarter and the company’s 2005 and 2006 earnings guidance.
This quarter’s results include an estimated tax benefit of 22 million or five cents per share. During the quarter, the HCA Board of Directors authorized the repatriation of approximately 190 million of accumulated earnings from HCA’s international subsidiaries. Pursuant to a provision of the American Jobs Creation Act, HCA will benefit from a one year, reduced tax rate of 5.25 percent. The repatriated earnings will be used to fund future capital expenditures.

Historically, HCA has assumed that foreign earnings would be repatriated at statutory tax rates, and therefore accrued deferred income tax on foreign earnings. Our tax gain in the third quarter results from our reduction in the deferred tax liabilities from the reduced one time tax rate.

Finally, I want to remind everyone that the company’s, that the company revised its earnings guidance with our third quarter pre-earnings release. Today we are confirming that guidance. Please remember that the guidance is our best estimate as of this date. Also please carefully consider each of the items listed in our revised earnings guidance for 2005 and 2006. Those factors and numerous other factors, many of which are beyond the ability of the company to control or to predict, will determine the company’s actual results in 2005 and 2006.

Vic, back to you.

Victor Campbell:	Milton, thank you very much, Richard and Jack. With that, Dustin, if you can come back on and we’ll start our question-and-answer session.

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

Operator:	Thank you sir. Today’s question-and-answer session will be conducted electronically. Anyone wishing to ask a question may signal by pressing the star key followed by the digit one on your touch-tone phone. We would like to ask that you limit yourself to one question today. Also individuals asking questions should not use speakerphones. Please lift the handset when asking your question. So once again, star one if you do have a question.

And we’ll take our first question from Ellen Wilson with Sanford Bernstein.

Ellen Wilson:	Yes, could you talk a little bit about what’s included in your implied 4Q and full year ‘06 guidance in terms of, you know, any sort of spill over drag from the recent hurricanes, so specifically the assumption of some sort of high uninsured volumes in some of those specific markets, that kind of thing continuing into next year? What kind of cushion do you have in your guidance?

Victor Campbell:	Ellen, thank you. Milton, do you want to address that.

Milton Johnson:	Sure. We really don’t have any particular cushion in there. We’ve obviously presented earnings guidance within a range, and I think that any potential spill over effects would be within the range that we’ve given. Please remember that with respect to Tulane, which is closed, we are receiving business interruption insurance that would replace the run rate from that operation. So that would be included in our fourth quarter earnings. So we will not be taking any earnings out with respect to the closure of Tulane from an operational standpoint.

Ellen Wilson:	OK, and then also within your third quarter provision for doubtful accounts, can you talk about were there any changes in the reserve assumptions on anything that came out of hindsight analysis? And also, how much were the up front cash collections related to co-pays and deductibles this quarter?

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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Victor Campbell:	Milton, you want . . .

Milton Johnson:	Sure, with respect to the hindsight, we did see deterioration in the uncollectability percent of about 110 basis points, which is a little bit higher than recent quarterly trends have been. That’s about $40 million of financial statement or increase in bad debt expense from the hindsight.

Victor Campbell:	Then on cash collections, Beverly, you want to address that?

Beverly Wallace:	Yes, up front cash collections were 63 million, approximately up 22 percent over prior year and about 42.7 percent of the available dollars to collect.

Ellen Wilson:	And how much was that versus last quarter?

Beverly Wallace:	Last quarter was 68 million, and we did have a slow down in the Houston and Louisiana markets because we were not requesting up front collections from those patients as they were treated at our hospitals.

Ellen Wilson:	OK, thank you.

Victor Campbell:	Beverly, thanks. Thank you, Ellen.

Operator:	And we’ll go next to Darren Lehrich with Deutsche Bank.

Darren Lehrich:	Thanks, good morning. I just wanted to get an update on your gain sharing initiative. Last quarter I think you said you had about 50 surgeons enrolled in various programs. Can you just update us where you are with that and what kind of impact do you expect that to have in 2006?

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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Victor Campbell:	Jim Fitzgerald, do you want to address that?

Jim Fitzgerald:	Yes. Thank you. We have met with the OIG. We still have not received any formal answer as to their approval of that program as of this point. In terms of what we’re doing operationally, we now have over 150 surgeons who have signed to participate in that program, and so we continue to work with the surgeons who are interested and we’ll sign them up accordingly. And we’re waiting on the OIG as to their response of approval.

Victor Campbell:	Jim, thank you. Thanks, Darren.

Operator:	We’ll go next to Frank Morgan with Jeffries & Company.

Frank Morgan:	Good morning. A question about the change in the DRG post-acute transfer policy. I know that’s been increased from like 30 DRGs up to, I think, over 182. Any thoughts on how much you think that could impact your overall revenues? And then secondly on the rehab part of the business, you had mentioned some, the impact of either rehab units or SNF units affecting your admissions. Could you comment what you plan to do in the rehab units? Do you plan on closing any of those units as a result of the 75 percent rule? Thanks.

Victor Campbell:	All right, Frank, thank you. Milton, do you want to take that?

Milton Johnson:	Sure. With respect to the transfer rules, yes next year, that will have the impact of reducing the market — we’re looking at probably about a 3.5 percent market basket increase on our DRGs. We think that the rehab change, or I’m sorry, the transfer change will impact that negative one percent. So we’re looking at somewhere around a two and a half to three percent sort of Medicare per unit pricing growth next year.

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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The, with respect to the rehab, you know, preparing for the implementation of the 75 percent rule, in this quarter, for example, our rehab admissions in this quarter, on a same facility basis, dropped 832, down about 14 percent. Year-to-date we’re down about 3,000 or about 16 percent. Most of that, if not all of it, is phasing in for the 75 percent rule.

Victor Campbell:	All right. Charlie Evans, you have some of these units in the east.

Charlie Evans:	We do. The, most of the operating units have proceeded very aggressively in terms of positioning for the new rule requirements. We do expect to continue to operate most of the units into the new year, and I think we have absorbed much of the impact for the changes we’ve made during ‘05.

Victor Campbell:	All right, thank you. Frank, thank you.

Frank Morgan:	Thank you.

Operator:	We’ll go next to Ralph Giacobbe with Credit Suisse First Boston.

Ralph Giacobbe:	Great, thanks. Hey guys. Can you talk about the outpatient side of the business and some of the trends you’re seeing? I think you had ASC surgeries up 1.6 and hospital base down 1.1. So you know, anymore details around there would be helpful. And then if you could talk about sort of the competitive dynamics, you know, on the outpatient side, and maybe what’s working best with some of the initiatives and more aggressive tactics you’ve sort of laid out in the past. Thanks.

Victor Campbell:	All right, Ralph, thank you. I think Richard, you want to lead it off?

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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Richard Bracken:	I’m going to start and give Marilyn enough time to get her thoughts together on that question.

But the outpatient agenda, as I mentioned in my comments, we’re pretty comfortable with how it’s going. I think most importantly, all of our hospitals and all of our markets are very attune to the market dynamics and are complimenting their strategies with pretty aggressive outpatient agendas.

We have, you know, two pieces to our strategy. One is the acquisition and development, and I commented on some of those statistics earlier. But equally as important is tuning up our hospital based outpatient services. We have detailed plans in terms of service and convenience and quality, all pouring into the outpatient, hospital based outpatient programs as well.

So we’re feeling pretty good. We’ve got a good infrastructure in place. Our metrics are improving; we’re able to track the business much better than we were, say, even a year ago.

Relative to the competitive marketplace, it is a very, very hot market, and there’s competition from lots of different fronts. And we’re feeling pretty good about our ability to compete. Marilyn?

Marilyn Tavenner:	I will just follow up on our surgery center strategy. Our most successful centers have been multi-specialty centers. They’re usually between four and six operating rooms, and they are all joint ventures with physicians.

In the imaging, very much the same story. We’ve brought 23 centers on-line. They are a combination of acquisition and development. Again, multi-specialty focused, having at least four or five services. The pricing is different, obviously, in those centers, but our cost structure is also much lower, and so we’ve been able to grow both the hospital based and the freestanding side of the business.

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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Victor Campbell:	All right, Marilyn, thank you. Thank you, Ralph.

Operator:	We’ll go next to Gary Lieberman with Morgan Stanley.

Gary Lieberman:	Yes, thanks a lot.

Victor Campbell:	Hi, Gary.

Gary Lieberman:	I was hoping maybe you could address the comments about the slow down in cardiac procedures. I guess some of it is related to the hurricanes. Is there anything broader than that that you think might be going on?

Richard Bracken:	Well let me — this is Richard, Gary. Let me take a first cut at this, and then maybe Sam and Charlie can add to it.

As I mentioned in my comments, there’s a couple of reasons why we think that the cardiac business is down. Some of it, and as I mentioned in the last quarterly call, was self-inflicted. That is, we have made some pretty significant credentialing decisions in several markets, and they’ve had, they’ve had an effect in terms of loss of business.

No doubt in the western markets, the competitive landscape is difficult. And in a couple of institutions specifically, we have lost some business to specialty owned hospitals.

And the comment about a general softening of cardiac admission rates, I think relates more to the fact that we’re seeing people that present with chest pains being treated in an observation status, whereas previously they might have had a one or two day stay. And so we’re seeing an increase in the number of observation visits, and of course, slowing decrease in the number of low intensity cardiac admissions.

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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Gary Lieberman:	What’s driving that change in the observation visits? Is that something that HCA is doing differently? Or is this sort of pre-authorization or authorization by managed care companies that’s affecting it?

Richard Bracken:	Charlie, you want to — Charlie Evans.

Charlie Evans:	The view from the Eastern Group is that we see most of this through our emergency conversion rates. The patient is coming to the emergency department. As we work closely with the peer review organization for admission criteria with Medicare patients and as we apply new technologies that are available in cardiac care, patients that we had previously admitted, we’re now able to treat either in observation or directly in an outpatient, other outpatient setting. It’s appropriate care. It tracks appropriately with the guidance through Medicare and our managed care arrangements. And we think it’s the appropriate response at this point.

Victor Campbell:	All right. Thanks, Charlie. Thanks, Gary.

Gary Lieberman:	Thanks.

Operator:	We’ll go next to Jason Gurda with Bear Stearns.

Jason Gurda:	Good morning. Could you explain what impact changes in the number of days or work days in each quarter has on your admissions and surgery volumes? And I’m thinking that July 4th fell on a Monday this year, where last year it fell on a Sunday. So there was one extra workday this quarter. I’m sorry, one less workday this quarter versus last year. How does that impact your volume numbers?

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
Confirmation # 6303493

Victor Campbell:	Anybody? Milton, anybody want to take a plug at that, or . . .

Milton Johnson:	No, we tend to look at, sometimes quarter to, I mean, month-to-month, but typically in a quarter it works out that there wouldn’t be a material impact.

Sam Hazen:	Yes, Mark, this is Sam Hazen. I mean just to give you sort of a highlight of a week. I mean obviously Mondays and Tuesdays are heavy, heavy admission activities. Our census heats up on Wednesday and Thursday as the activity levels are experienced from the additions earlier in the week. And so business days do have an impact on monthly results. Typically across the quarter it tends to balance itself out as Milton indicated. But our activity levels are clearly higher with Mondays, Tuesdays and Wednesdays, and they start to taper off as the week progresses.

Jason Gurda:	Thank you, and one quick follow up. Have you guys ascertained any reason why some of your uninsured turns might actually be worse than what I think a lot of your peers have been reporting recently? Particularly this quarter’s acceleration?

Victor Campbell:	All right, Jason, thanks. Richard, you want to . . .

Richard Bracken:	Just maybe some general comments, and obviously this is a very difficult area to predict, and we’re going to be very careful about not speculating what the reasons are. We know there are some facts. We know that the third quarter typically tends to be a little bit higher than other quarters. And that this quarter we had about 3,000 more uninsured admissions across all of our hospitals and all of our markets than we normally have. And recall, that’s about 3,000 admissions out of over 405,000 total admissions for the quarter.

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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The increases incurred in the majority of our markets, but the greatest numbers, of course, as I’ve mentioned before, are in Texas, Florida and we can add Tennessee to that. Tennessee has a change in their TennCare program, which put more people into the uninsured category.

Now we roughly, and I will underscore the word roughly, estimate that the TennCare change probably was about 250 admissions, just generally. And if we, if we try to take a stab at what the hurricane created, maybe around 400 or so.

But let me just, once again, say that this is not an exact science, trying to determine exactly why this number goes up. But I think it is fair to assume that the third quarter, across all of the markets, and independent of these two items, were up and it’s just difficult to really answer exactly why that occurred.

Jason Gurda:	Thank you very much for the details.

Victor Campbell:	All right, thanks. Thanks, Jason.

Operator:	We’ll take our next question from Adam Feinstein with Lehman Brothers.

Adam Feinstein:	OK, thank you. Good morning, everyone.

Victor Campbell:	Hey, Adam.

Adam Feinstein:	Hey. Just a couple of questions. Just let me start with the big picture one. You know, clearly stock buybacks are great and you guys did a great job last year in terms of buying back the stock at a very low price. But my question is in terms of really creating value it seems like one of the things is the company is having a hard time growing. And don’t know if you guys view it as some of that just because you’re such a big company now that it’s harder to show the same type

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Moderator: Vic Campbell
10-25-05/8:30 a.m. CT
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of growth because if we look at your guidance for next year, the net income growth, excluding the stock buyback, is you know, only about three percent. So just wanted to get your sense in terms of, would you ever think about splitting the company up? You guys create a lot of value by spinning off companies in the past. I guess any thoughts there and why wouldn’t you, I guess, is the first question. Thank you.

Victor Campbell:	Jack, do you want to address that.

Jack Bovender:	Sure. Adam, I guess we should have invited you to our strategic planning session because this is certainly a big subject and can’t be covered completely today.

Yes we are a very big company, which means we can’t grow at the same rate that a hospital company that has 10 hospitals can or 20 or even 30 or 40 can. So that, by acquisitions, it is not in the cards for us.

We do, as you know, acquire. We are opportunistic about acquisitions. And when the right acquisitions are there, we are there and we’re there aggressively. I take you back to Health Midwest and that very significant acquisition for us and one that was of a big enough size to make a difference.

But that implies for us different strategies of creating shareholder value. The primary one is to grow organically, and we think we’ve done a good job of that over time. And organically growing means to expand in existing markets by adding new facilities, the new outpatient strategy is part of that, but also to gain market share over time.

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Moderator: Vic Campbell
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That gets masked sometimes when you run through a period like we’re running through now in which all over the country admission growth in any market is essentially flat or down. But we still believe over the long haul, given the demographics and particularly the demographics in our particular markets, that long-term organic growth will be there. And we’re confident that many of the initiatives that we have undertaken will also gain us, gain us market share. And we really believe that that is the basis for where we are with the company.

We are a different kind of company than most other companies in our space. We are bigger, larger. We create incredible cash flow, as you know. And part of what drives our strategy is to ask ourselves constantly the question, what do we do with that cash flow that creates value for our longer-term shareholders? And obviously share repurchase is an important component of that. And you know the data since 1997 with that. Also dividend policy, which we believe is the cornerstone for creating long-term total returns for our shareholders. And quite frankly, talking just a moment again about the acquisition market, there are a lot of small, start-up companies and smaller companies in our industry chasing, quite frankly, too few acquisition opportunities. And if you look at the multiples that hospitals that are on the market are selling for compared to what we can buy and at the multiples we can buy back our own stock. And I think it’s a pretty clear, compelling strategy for us.

As to whether we will, at some point in time, break this company up into smaller components, we are constantly looking at ways to create value. And I’m, you know, I’m not here to announce that we’re going to break this company up into four or five, six, seven companies, and we’re not contemplating that. But we will constantly examine our alternatives and try to, with always the shareholder in mind, try to figure out those things that create value.

Adam Feinstein:	All right, yes.

Jack Bovender:	Richard, do you want to . . .

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Moderator: Vic Campbell
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Richard Bracken:	Yes, just a couple of other thoughts. And I know maybe Sam and Charlie might want to talk about some of the initiatives that are specifically going on in their markets. But we have a pretty robust growth agenda for our markets, and one thing that you may not appreciate is that we have many markets in the company that are now growing robustly. And three-six percent in some cases-in terms of admissions.

We also have some markets that aren’t. And what happens in our company is if a big market, say a Houston, is in a slow cycle, then it’s going to drag the overall composite numbers down for the company, despite that we have some great growth stories to tell in specific markets.

So when we think about our strategies and our composite result, you know, we go with, we go with the cycles of the big markets. And when the big markets do well, our numbers are outstanding. And when they hit a slow down in the cycle, you know, it drags the overall number down.

We have put in place very specific growth plans, medical office building plans, physician recruitment plans, service line strategies, the new organizational structure. So we think we’re putting together the, sort of the fundamentals to capture that growth. We know our market share is holding steady for the most part, and we’re just generally in a soft cycle now.

I don’t know if Charlie or Sam have anything to add to that, but that’s kind of how we see the organic growth story.

Adam Feinstein:	OK, thank you very much for the detailed response. Appreciate it.

Victor Campbell:	All right, thanks, Adam.

Operator:	And we’ll go next to AJ Rice with Merrill Lynch.

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Moderator: Vic Campbell
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AJ Rice:	Hi, everybody. Sorry for the background noise. Just to maybe follow up on the last question, you know, as we look ahead to the next year and you’ve offered a range of guidance for next year, there’s some implicit assumptions about some of the key variables that everybody is focused on like bad debts and admissions in particular.

Can you give us, if not the specific number embedded in your guidance, a sense of that? And I guess based on the comments that both Jack and Richard just made, is, are we to take the fact that you’ve been as aggressive on the share repurchase last year and this year as you have been really since coming public from the LBO in the early ‘90s, is that, can we interpret that to be that you see sort of the situation with bad debts today and the volatility in admissions we’re seeing as sort of a cyclical situation, that we will see some rebound at some point, and just it’s hard to predict the timing? Because I know there’s a lot of debate about whether it’s cyclical or secular, and I’d be interested if you guys have a view on that in light of your recent company review.

Jack Bovender:	AJ, this is Jack. Let me start with the last part of your question, and then we can move to the other part. Obviously a share repurchase, again, as we look at our best uses for cash, we believe is beneficial to the shareholder. Now that does, I think, imply that when management looks at the future, and by that I mean long-term future, that we have confidence in this company. And I don’t want to address whether we believe certain components of our cost structures are cyclical at any one point in time. But just looking at the future of the company, how we are positioned in the markets we’re positioned in, what our strategies are and what we think our long-term prospects are, we are obviously bullish on that. Now having said that, I reiterate what I have said to many of you in conferences and publicly. This is a very volatile environment we’re in, more volatile than I’ve seen in my career with more ups and downs in the different components that drive our business. And we cannot predict from quarter to quarter what specific components of that cost look like or what our earnings are going to be. But I will say, and I think I speak for everybody sitting around this table, when we look at the long-term future of this company, we are quite confident that the company will do well.

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Moderator: Vic Campbell
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Victor Campbell:	Jack, thank you. Milton, anything else you want to add, sort of to the guidance?

Milton Johnson:	Sure. To the first part of the question, AJ, as you would expect, you know, we’re not going to give the detailed line items, and you didn’t ask for it, but just to be clear. But what we will, I guess give some information on, you think about our model today and kind of how we view next year. With respect to volume, that is, there’s two things that’s most difficult I think for us to predict. That is volume and the quality of the volume, i.e. the level of uninsured activity. But we’re looking at, you know, our year-to-date through nine quarters [sic] today, we’re up one and a half percent same facility adjusted admissions, and I think that’s kind of how we would view somewhere around that number, maybe 20, 30 basis points, either side of that number for next year.

With respect to, you know, the pricing assumptions, you know, we’ve been pretty clear that our managed care pricing has been consistent in recent trends. We’ve got about 75 percent of ‘06 managed care contracts priced at six to seven percent, so pretty good, you know, visibility on the pricing side. Medicare pricing will not be as strong next year as this year, but still will be, I think, a positive.

And then on the expense side, you know, we’re managing SWB very well, our supply costs very well. You know, and I think that we’ll be able to continue to do that next year. So you know, I think that’s kind of how we view it. It, next year being somewhat similar to this year, maybe not quite as strong maybe on the pricing side from Medicare, but the big variables in our model is really the volume and the quality of that volume.

Victor Campbell:	Good, thanks. Thanks, Milton. Thanks, AJ.

Operator:	We’ll go next to Christopher McFadden with Goldman Sachs.

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Moderator: Vic Campbell
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Christopher McFadden:	Thank you. Good morning, everyone.

Victor Campbell:	Morning, Chris.

Christopher McFadden:	You’ve mentioned, you know, the success you’re having with managed care contracting looking out to next year. I’d be interested in whatever feedback or anecdotal illustrations you could provide relative to how you expect consumer directed, so-called, high deductible plans to factor into the managed care environment next year and what types of internal, either operational or IT or pricing strategies you are developing to try to respond to that dynamic in the market, whether it’s, you know, is something that becomes important, you know, ‘06 or even looking at ‘07, or what types of things you’re trying to do to anticipate enrollees in those types of plans. Thank you.

Victor Campbell:	All right, Beverly Wallace, do you want to take a shot at that?

Beverly Wallace:	Sure, Chris, basically in our managed care contracting strategy, we look at all the variables, and that’s how we come up to the six to seven percent range on the projected rates year-over-year.

On consumer directed plans, we have been seeing high deductible plans now for the last year and a half, and so we just project that we’ll see more of the same there. They may fall under HSAs, but they will be high deductible plans just like they have been in the past.

And because of those, that’s why we implemented our aggressive front-end, point of service collection strategy. So we will continue to do that. We will continue to push that agenda, refine our tools and techniques for establishing what that patient will owe at the front-end, and collect as much as possible at that point of service time.

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Moderator: Vic Campbell
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We include in our pricing strategies that growth in the deductible and co, and it’s part of the blend of what we give you in the six to seven percent.

Christopher McFadden:	In markets where you had experienced for the last year or so, are there any observations you can make about utilization patterns, about competitive dynamics, things that might help us anticipate the more enrollment on a go forward basis?

Beverly Wallace:	No, I think that we believe the trends, as far as utilization, will continue. I believe that the high deductibles and cos have already impacted utilization trends, and we just anticipate those to continue.

Christopher McFadden:	Very good. Thank you.

Victor Campbell:	Anything else anybody needs, wants to add? OK, thanks Chris.

Operator:	Our next question comes from Kemp Dolliver with SG Cowen.

Kemp Dolliver:	Hi, thanks and good morning. On the self-pay admissions, was there any significant deviation by month, say either July/August compared to September because there was obviously the disruption from the hurricanes, essentially confined to a discreet period in the quarter?

Milton Johnson:	Kemp ((inaudible)) I don’t remember the exact month, but I do remember July being a single digit growth rate. I remember August being approximately a 15 percent growth rate, and then September had to be something higher than 15 to average 15, so I don’t remember the exact numbers, but we really started seeing the acceleration in the month of August.

Victor Campbell:	Good, thank you.

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Moderator: Vic Campbell
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Kemp Dolliver:	Thank you.

Operator:	We’ll go next to Ken Weakley with UBS.

Ken Weakley:	Thanks, and good morning, everyone. I was wondering if you could talk about, Richard, you had mentioned how certain markets tend to have, well maybe just this particular quarter were much stronger than some others. I was wondering how, I think we had talked about this before, but how persistent the relative overall performance of certain markets are relative to others, and to what extent maybe capital deployment plays a role in promoting, you know, above average growth.

And then secondarily, you know, as I look at return on capital for the company, I know you’re spending 1.8 billion next year, how do you allocate that? How do you know you’re spending the right level, and to what point do we start to see our returns on capital starting to go back up?

Victor Campbell:	Ken, thank you. Richard?

Richard Bracken:	Well let me start by saying I do think that, I mean it’s important to invest the right amount of capital in a market, and hospitals and our delivery systems, as you know, are very capital intensive. And you have to have a pretty robust reinvestment program to be in the game.

And we think we have a pretty good process for determining that. Of course, we let all the capital decisions emanate from the market as the source of the request, and then we put our review on top of that in terms of return.

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Moderator: Vic Campbell
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Over time, I mean over the last, say, five or six years, we’ve invested in almost all of our markets. A lot of the really big projects that have been, that have been on hold or in prior years have been fully funded, they’re online now, and so we’re thinking that our investment strategy has been, has been really fully funded. That’s why we were comfortable in rolling it back a little bit this year. And really had really a rather modest amount at 1.8 billion next year, including the development of some new hospitals.

So over time, I think markets move. If we didn’t make the capital investment, I think they would, they would forever be down. And if you do make the right amount of capital investments, there are natural cycles and pricing cycles that occur in some of these markets. So I think you’re going to see some movement, even if it’s a fully funded capital program in any given market.

Ken Weakley:	So in other words, if you were to cut your capital spending by half, just to throw a number out there, you’re convinced that within five years your market share could be significantly lower simply because you’re not keeping up with the local not-for-profits?

Richard Bracken:	Yes.

Ken Weakley:	And do you, is there any evidence to support that in terms of what you’ve spent today versus maybe what others have spent, and you’ve seen outperformance because of that? That’s what I’m trying to get at, or is it not . . .

Richard Bracken:	I mean I think you can look around at some of the other organizations that haven’t been able to fund, for whatever reason, their capital investment strategies and, for the most part, they’re, you know, they’re hurting. So I do think that you can, you could delay a capital investment for a period of time, a short period of time, but if you do it for a long period of time, these organizations will suffer.

Victor Campbell:	Charlie, Sam, you guys want to add a little bit here?

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Moderator: Vic Campbell
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Charlie Evans:	Well just looking at a couple of specifics, we’ve made major investments, for example, in Dade County at our Aventura facility with a new patient tower. Our volume is up 11 percent year-over-year in that facility. Osceola Regional in Orlando is another facility that we’ve been able to support pretty significantly with capital. Year-over-year growth rate, eight to 10 percent. So we’re getting very strong growth where we’ve made some of these major capital investments.

The persistent problems in the east have really focused more around medical staff issues. If you look at those markets where we’re having recurring volume problems, it tends to be where our medical staff and board have stepped up to dealing with quality issues and peer review challenges that have affected admission patterns at those hospitals. And those have created the lingering problems. We’ve had instability with a large physician group in the Southwest Virginia area, which has destabilized admissions in that area. So the core persistent problems have tended to be around medical staff relations.

Victor Campbell:	Sam?

Sam Hazen:	The only thing I would add is if you look at it sort of in reverse and you look at Health Midwest, that was a system that historically and sort of annually underinvested in its facilities, and the system was ultimately crippled by that fact, along with a couple of other strategic mistakes, I think.

So, you know, if you look at it from that angle, you can clearly lose your position. You can lose your image. You can lose opportunity for, you know, protracted periods of time, and it takes, it takes a huge effort to re-capture that. So you know, I think that sort of gives you some perspective on the deficient capital spending and what it can do to a particular system.

Victor Campbell:	All right, thank you. Thank you, Ken.

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Moderator: Vic Campbell
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Operator:	We’ll go next . . .

Victor Campbell:	I think at this point we will close. We’re within the hour, closing in on it. And I want to thank everyone for your questions. Mark will be around, as I will be, all day and the balance of the week. Thank you very much.

Operator:	And that does conclude today’s conference call. Thank you for your participation. You may disconnect at this time.
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